Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
		Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except ratios)	2012	2011	2010	2009	2008	2007
Earnings:
Pre-tax income (loss) before income (loss) from equity investees	143,635	54,336	305,891	256,236	(174,086)	302,827
Fixed charges	16,026	29,658	30,556	23,260	37,462	43,562
Total (Loss) Earnings	159,661	83,994	336,447	279,496	(136,624)	346,389
Fixed Charges:
Interest and amortization on indebtedness	14,224	26,923	28,467	21,453	36,143	42,702
Rental expense at 33.3% (1)	1,802	2,735	2,089	1,807	1,319	860
Total Fixed Charges	16,026	29,658	30,556	23,260	37,462	43,562
Ratio of Earnings to Fixed Charges	10.0	2.8	11.0	12.0	(3.7)	8.0
Deficiency	N/A	N/A	N/A	N/A	(174,086)	N/A

(1) 33.3% represents a reasonable approximation of the interest factor